                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ---------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. )*



                              JADE FINANCIAL CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    469882104
             ------------------------------------------------------
                                 (CUSIP Number)

                                Warren A. Mackey
                           767 Fifth Avenue, 5th Floor
                            New York, New York 10153
                                 (212) 319-0871
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 15, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
         check the following box.                                           [X]



                         (Continued on following pages)

                               Page 1 of 12 Pages



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  469882104                13D                   PAGE  2 of 12 PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arles Partners LP


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [X]
                                                         (b) [ ]


3    SEC USE ONLY


4   SOURCE OF FUNDS
    WC, 00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                       [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York


                    7    SOLE VOTING POWER
                         0



   NUMBER OF        8    SHARED VOTING POWER
    SHARES               30,000
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                   10    SHARED DISPOSITIVE POWER
                         30,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            30,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.6%

14   TYPE OF REPORTING PERSON
         PN

* These are the same shares reported by Arles Advisers Inc over which it as general partner exercises voting and dispositive power.

CUSIP NO.  469882104                13D                   PAGE 3 of 12 PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Homestead Partners LP


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [X]
                                                         (b) [ ]


3    SEC USE ONLY


4    SOURCE OF FUNDS
     WC, 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                      [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


                    7    SOLE VOTING POWER
                         0



   NUMBER OF        8    SHARED VOTING POWER
    SHARES               157,200
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                   10    SHARED DISPOSITIVE POWER
                         157,200

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.4%

14   TYPE OF REPORTING PERSON
         PN

* These are the same shares reported by Arles Advisers Inc over which it as general partner exercises voting and dispositive power.

CUSIP NO. 469882104                     13D                   PAGE 4 of 12 PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arles Advisers Inc


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [X]
                                                         (b) [ ]


3    SEC USE ONLY


4    SOURCE OF FUNDS
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                      [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York


                    7    SOLE VOTING POWER
                         0



   NUMBER OF        8    SHARED VOTING POWER
    SHARES               187,200
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                   10    SHARED DISPOSITIVE POWER
                         187,200



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         187,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.0%

14   TYPE OF REPORTING PERSON
            CO

* These are the same shares reported by Arles Partners LP and Homestead Partners LP as subject to shared voting and dispositive power.

CUSIP NO.  469882104                      13D                 PAGE 5 of 12 PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Warren A. Mackey


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [X]
                                                         (b) [ ]


3    SEC USE ONLY


4    SOURCE OF FUNDS
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                      [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.


                    7    SOLE VOTING POWER
                         0



   NUMBER OF        8    SHARED VOTING POWER
    SHARES               187,200
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                   10    SHARED DISPOSITIVE POWER
                         187,200



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             187,200


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.0%


14   TYPE OF REPORTING PERSON
          IN

* These are the same shares reported by Arles Partners LP, Homestead Partners LP and Arles Advisers Inc as subject to their shared voting and dispositive power.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ---------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. )*

                        ---------------------------------


Item 1.  Security & Issuer.

         (a).     Title of Class of Equity Securities:
                  Common Stock, par value $.01 per share


         (b).     Name and Address of Issuer's Principal Executive Offices:
                  JADE FINANCIAL CORP.
                  213 West Street Road
                  Feasterville, Pennsylvania 19053



Item 2.  Identity & Background.

         (a).     Name of Person Filing:

                  This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Arles Partners LP and Homestead Partners LP(collectively the "Limited Partnerships"), Arles Advisers Inc (the "General Partner" of each of the Limited Partnerships) and Warren A. Mackey, the sole shareholder and director of the General Partner (all of whom are collectively referred to herein as the "Filing Persons"). Arles Partners LP is a New York limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Homestead Partners LP is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial service providers. Arles Advisers Inc, a New York company, is the general partner of the Limited Partnerships. The Filing Persons have entered into a Joint Filing Agreement, dated March 15, 2000, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         (b).     Residence or Business Address:

                  The Filing Persons all maintain the same principal business office at 767 Fifth Avenue, 5th Floor
                  New York, New York 10153



                             Page 6 of 12 Pages

         (c). Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment is Conducted:

                  The Limited Partnerships are a New York limited partnership and a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a New York company, is the general partner of the Limited Partnerships. The sole shareholder and director of the General Partner is Warren A. Mackey. The Limited Partnerships, the General Partner, and Mr. Mackey all conduct business from 767 Fifth Avenue, 5th Floor, New York, New York 10153.

         (d) and (e).

                  During the last five years, none of the Limited Partnerships, the General Partner, or Warren A. Mackey has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

         (f).     Citizenship:

                  New York for Arles Partners LP and General Partner; Delaware for Homestead Partners LP; the General
                  Partner's sole shareholder is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the stock covered by this statement is $1,541,318. The Limited Partnerships' stock purchases were in accounts carried at Banc of America Securities LLC. Homestead Partners LP and Arles Partners LP used borrowed funds from Banc of America Securities LLC to purchase the stock identified as beneficially owned by each.

Item 4.  Purpose of Transaction.

         The securities covered by this statement were acquired for the purpose of investment. At this date, the Filing Persons has changed its purpose from passive to attempting to influence the Issuer to adopt and implement steps to maximize shareholders' value, including, but not limited to, publicly disclose key aspects of the Issuer's equity investment in BankZip.com, an Internet-banking startup, reevaluate the Issuer's strategy regarding its equity investment in BankZip.com, repurchase Issuer's common shares, issue a tax-free cash dividend (return of capital), cease its leveraging strategy in which the Issuer utilizes borrowed funds to increase net interest income, and sell or merge the Issuer. The Filing Persons intends to discuss these issues, as well as other issues, with, among others, the Issuer's management, the Issuer's board of directors and other shareholders of the Issuer. The Filing Persons may request representation on the Issuer's board of directors.

         The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations in 12 CFR Part 574. Specifically, the Filing Persons are aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions.


                               Page 7 of 12 Pages

         Some of the provisions are based in part on numerical criteria.
         One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings associ-ation's board of directors and other conditions are met. The Filing Persons have no present plans to cross these numerical thresholds.

Item 5.  Interest in Securities of the Issuer.

         (a) According to a statement of earnings release dated January 28, 2000, the Issuer had 1,872,923 shares of stock issued and outstanding as of the period ending December 31, 1999. Accordingly, the 187,200 shares owned by the Limited Partnerships represent 9.99% of the Issuer's issued and outstanding shares as of December 31, 1999. The reference in
                  Item 13 of the cover pages (pages 4 and 5) to 10% beneficial ownership does not mean that the General Partner or Mr. Mackey controls 10% of the Issuer. SEC Schedule 13D reporting rules require the filer to indicate beneficial ownership rounded to the nearest tenth (one place after the decimal point). To be precise, the General Partner and Mr. Mackey may be deemed to own beneficially 9.99507% of the Issuer.

         (b) The General Partner has the power to vote or direct the voting of the stock as of any record date subsequent to the Limited Partnerships' purchases identified in Exhibit B, and the power to dispose or to direct the disposition of the stock. Because Warren A. Mackey is the controlling person of the General Partner, Mr. Mackey may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the stock that is the subject of this Schedule 13D. Each of Mr. Mackey and the General Partner disclaims beneficial ownership of shares of stock of the Issuer.

         (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

         (d) No person other than the Limited Partnerships and the General Partner has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the stock that is the subject of this Schedule 13D.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth herein, none of the Limited Partnerships, the General Partner, or Mr. Mackey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the shares of stock that are the subject of this Schedule 13D, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         The shares of common stock reported herein as having been acquired by Arles Partners LP were acquired by Arles Partners LP with the general working capital of Arles Partners LP and with funds borrowed from Banc of America Securities LLC. These shares of common stock are held by Arles Partners LP in a margin account with Banc of America Securities LLC and, consequently, act as collateral for any loans extended to Arles Partners LP by Banc of


                               Page 8 of 12 Pages

         America Securities LLC. Arles Partners LP's margin account agreement with Banc of America Securities LLC is in the form commonly used by Banc of America Securities LLC and is subject to the constitution, rules, regulations, customs and usages of the exchange or market, and its clearing house, if any, where the transactions are executed and, where applicable, to the provisions of the Securities Exchange Act of 1934, as amended, the Commodities Exchange Act, as amended, and the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the Commodity Futures Trading Commission. At March 15,2000, no amount was outstanding on this margin account to finance Arles Partners LP's investment in the Issuer.



         The shares of common stock reported herein as having been acquired by Homestead Partners LP were acquired by Homestead Partners LP with the general working capital of Homestead Partners LP and with funds borrowed from Banc of America Securities LLC. These shares of common stock are held by Homestead Partners LP in a margin account with Banc of America Securities LLC and, consequently, act as collateral for any loans extended to Homestead Partners LP by Banc of America Securities LLC. Homestead Partners LP's margin account agreement with Banc of America Securities LLC is in the form commonly used by Banc of America Securities LLC and is subject to the constitution, rules, regulations, customs and usages of the exchange or market, and its clearing house, if any, where the transactions are executed and, where applicable, to the provisions of the Securities Exchange Act of 1934, as amended, the Commodities Exchange Act, as amended, and the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the Commodity Futures Trading Commission. At March 15, 2000 the amount outstanding under said margin account was $495,963, all of which is used to finance the investment in the Issuer.


Item 7.  Material to be Filed as Exhibits.

         Exhibit A- Joint Filing Agreement
         Exhibit B- Schedule of Purchases




                               Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Arles Partners LP
                                          By its General Partner
                                          Arles Advisers Inc
Dated:   March 15, 2000                By: /s/ Warren A. Mackey
                                          ----------------------------------
                                          Name: Warren A. Mackey
                                          Title: President


                                          Homestead Partners LP
                                          By its General Partner
                                          Arles Advisers Inc
Dated:   March 15, 2000                By: /s/ Warren A. Mackey
                                          ----------------------------------
                                          Name: Warren A. Mackey
                                          Title: President


                                          Arles Advisers Inc
Dated:   March 15,2000                 By: /s/ Warren A. Mackey
                                          ----------------------------------
                                          Name: Warren A. Mackey
                                          Title: President


Dated:   March 15, 2000                By: /s/ Warren A. Mackey
                                          ----------------------------------
                                          Name: Warren A. Mackey





                               Page 10 of 12 Pages

                                                                     Exhibit A
                                                                     ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13D

                             ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 15, 2000

                                         Arles Partners LP
                                         By its General Partner
                                         Arles Advisers Inc
                                         By:   /s/ Warren A. Mackey
                                           ----------------------------------
                                             Name: Warren A. Mackey
                                             Title: President


                                         Arles Partners LP
                                         By its General Partner
                                         Arles Advisers Inc
                                         By:   /s/ Warren A. Mackey
                                            ----------------------------------
                                             Name: Warren A. Mackey
                                             Title: President


                                         Arles Advisers Inc
                                         By:   /s/ Warren A. Mackey
                                            ----------------------------------
                                             Name: Warren A. Mackey
                                             Title: President


                                         By:   /s/ Warren A. Mackey
                                            ----------------------------------
                                             Name: Warren A. Mackey




                              Page 11 of 12 Pages

                                                                       Exhibit B
                                                                       ---------


                              SCHEDULE OF PURCHASES

                              ---------------------


         1999
         Trade                                       Aggregate
         Date         Shares          Price             Cost
       -------        ------         -------         ---------
         5-Oct         8,000         $8.625            $69,000
         6-Oct         5,000         $8.563            $42,813
         8-Oct         5,000         $8.000            $40,000
         8-Oct         5,000         $8.250            $41,250
        11-Oct         5,000         $8.063            $40,313
        12-Oct        13,000         $8.111           $105,438
        13-Oct        20,500         $8.125           $166,563
        18-Oct         3,000         $8.000            $24,000
        21-Oct        22,500         $8.000           $180,000
        26-Oct         6,000         $8.000            $48,000
         8-Nov        17,500         $8.188           $143,281
         8-Nov         8,200         $8.156            $66,881
         9-Nov         5,000         $8.188            $40,938
        10-Nov         5,000         $8.188            $40,938
        11-Nov         5,000         $8.188            $40,938
        12-Nov        15,000         $8.219           $123,281
        12-Nov        10,000         $8.188            $81,875
        16-Nov        28,500         $8.625           $245,813



                              Page 12 of 12 Pages